UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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Form 6-K

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REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For August 01, 2017

Commission File Number 001-36723

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Amec Foster Wheeler plc

(formerly AMEC plc)

(Name of Registrant)

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Amec Foster Wheeler plc

Old Change House

128 Queen Victoria Street

London EC4V 4BJ

United Kingdom

(Address of Principal Executive Offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

1 August 2017

Amec Foster Wheeler plc

Amec Foster Wheeler plc (the 'Company') - Total Voting Rights and Capital

In accordance with the FCA's Disclosure Guidance and Transparency Rule 5.6.1R, the Company would like to notify the market of the following:

As at 31 July 2017, the Company's registered capital consists of 393,131,813 ordinary shares, of which 3,158,310 are registered as treasury shares, leaving a balance of 389,973,503 shares with voting rights.

The figure of 389,973,503 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or change to their interest in, Amec Foster Wheeler plc under the Disclosure Guidance and Transparency Rules.

Jenny Warburton
Deputy Company Secretary
+44(0)1565 683359

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 01 August 2017
Amec Foster Wheeler plc (Registrant)

	By:	/s/ Alison Yapp

Name: Alison Yapp
Title: General Counsel?& Company Secretary